Exhibit 2

P R E S S   R E L E A S E

Contacts
Shirley Nakar AudioCodes Tel: +972-3-976-4000 Shirley@audiocodes.com

AudioCodes Appoints Chief Strategy Officer

Lod, Israel – March 22, 2010 – AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products today announced the appointment of Jeffrey Kahn as Chief Strategy Officer effective immediately. Mr. Kahn will report to Mr. Shabtai Adlersberg, President and CEO of the Company. Mr. Kahn joins AudioCodes from Strategy3i, a global consultancy that he founded to provide strategic counseling to world leading organizations. Previously, Mr. Kahn was Chief Strategic Officer of Ruder Finn International, one of the world’s largest and oldest independent global communications firms, and served as a director of investment banking at Maxim Group LLC, managing their Israel branch.

Mr. Kahn will assume responsibility for the Company’s strategic business development initiatives and will work closely with Mr. Adlersberg on forging strategic partnerships and cooperation with world leading partners and customers in the telecom and mobile communications markets.

“AudioCodes is fortunate to have someone of Jeff’s caliber with a vast global network of connections and experience joining our management team,” said Adlersberg. “I am looking forward to being able to tap into his vision and creativity on a daily basis. Jeff has worked with world class multinational corporations and governments worldwide and I am confident he will contribute to AudioCodes’ success in coming years”, said Mr. Shabtai Adlersberg, President and Chief Executive Officer at AudioCodes.

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About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology leader focused on VoIP communications, applications and networking elements, and its products are deployed globally in Broadband, Mobile, Cable, and Enterprise networks. The company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Residential Gateways, IP Phones, Media Servers, Session Border Controllers (SBC), Security Gateways and Value Added Applications. AudioCodes underlying technology, VoIPerfectHD™, relies primarily on AudioCodes leadership in DSP, voice coding and voice processing technologies. AudioCodes High Definition (HD) VoIP technologies and products provide enhanced intelligibility, and a better end user communication experience in emerging Voice networks. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

© 2010 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI², CTI Squared, HD VoIP, HD VoIP Sounds Better, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VMAS, VoicePacketizer, VoIPerfect, VoIPerfectHD, What’s Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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